EXHIBIT 99.1

Osisko Development Reports 2022 Drill Results at Trixie, Including: 53.27 g/t Au and 90.24 g/t Ag over 2.44 m and 36.81 g/t Au and 30.89 g/t Ag over 3.35 m

MONTREAL, May 04, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce underground diamond drilling ("DD") results as part of its ongoing exploration program at its 100%-owned Trixie test mine ("Trixie"), within the Company's wider Tintic Project ("Tintic" or the "Tintic Project"), located in the historic East Tintic Mining District in central Utah, U.S.A.

Chris Lodder, President of Osisko Development, commented, "These drill results from the 2022 underground diamond drilling campaign continue to showcase the continuity of the high-grade mineralization within the T2 structure and wider zones of mineralization within the T4 stockwork zone. Our current underground drill program is building upon these results and this work is expected to support a future update to the existing Trixie mineral resource estimate."

DRILL ASSAY HIGHLIGHTS

This news release includes assays from 8 DD holes (refer to Table 1). Select assay highlights include:

  128.50 grams per tonne ("g/t") gold ("Au") and 220.00 g/t silver ("Ag") over 0.52 meters ("m") in hole TUG-625-034 (3.75 troy ounces per short ton ("oz/t") Au and 6.42 oz/t Ag over 1.70 feet ("ft.")
  17.63 g/t Au and 175.81 g/t Ag over 3.96 m in hole TUG-625-034 (0.51 oz/t Au and 5.13 oz/t Ag over 13.00 ft.)
  7.51 g/t Au and 50.19 g/t Ag over 5.79 m in hole TUG-625-034 (0.22 oz/t Au and 1.46 oz/t Ag over 19.00 ft.)
  36.81 g/t Au and 30.89 g/t Ag over 3.35 m in hole TUG-625-036 (1.07 oz/t Au and 0.90 oz/t Ag over 11.00 ft.) including
    134.50 g/t Au and 65.00 g/t Ag over 0.61 m (3.92 oz/t Au and 1.90 oz/t Ag over 2.00 ft.)
  20.88 g/t Au and 45.08 g/t Ag over 5.64 m in hole TUG-625-037 (0.61 oz/t Au and 1.31 oz/t Ag over 18.50 ft.) including
    154.00 g/t Au and 397.00 g/t Ag over 0.46 m (4.49 oz/t Au and 11.58 oz/t Ag over 1.50 ft.)
  53.27 g/t Au and 90.24 g/t Ag over 2.44 m in hole TUG-625-037 (1.55 oz/t Au and 2.63 oz/t Ag over 8.00 ft.) including
    105.50 g/t Au and 177.00 g/t Ag over 0.91 m (3.08 oz/t Au and 5.16 oz/t Ag over 3.00 ft.)
  84.40 g/t Au and 301.00 g/t Ag over 0.73 m in hole TUG-625-085 (2.46 oz/t Au and 8.78 oz/t Ag over 2.40 ft.)
  15.61 g/t Au and 163.56 g/t Ag over 2.44 m in hole TUG-625-085 (0.46 oz/t Au and 4.77 oz/t Ag over 8.00 ft.)
  10.78 g/t Au and 38.15 g/t Ag over 3.96 m in hole TUG-625-094 (0.31 oz/t Au and 1.11 oz/t Ag over 13.0 ft.)
  57.50 g/t Au and 246.00 g/t Ag over 0.76 m in hole TUG-625-094 (1.68 oz/t Au and 7.18 oz/t Ag over 2.50 ft.)
  78.80 g/t Au and 106.00 g/t Ag over 0.64 m in hole TUG-625-100 (2.30 oz/t Au and 3.09 oz/t Ag over 2.10 ft.)
  42.10 g/t Au and 69.90 g/t Ag over 1.37 m in hole TUG-625-100 (1.23 oz/t Au and 2.04 oz/t Ag over 4.50 ft.)
  16.86 g/t Au and 60.26 g/t Ag over 4.54 m in hole TUG-625-100 (0.49 oz/t Au and 1.76 oz/t Ag over 14.90 ft.)
  30.80 g/t Au and 114.00 g/t Ag over 2.26 m in hole TUG-625-100 (0.90 oz/t Au and 3.33 oz/t Ag over 7.40 ft.)

DRILL SUMMARY

  The high-grade intercepts disclosed in this news release are located within the T2 structure and T4 stockwork in the central and southern areas of the current Trixie Mineral Resource Estimate ("Trixie MRE") (see Figure 2). These drilling results will provide valuable infill data in order to improve our understanding and the confidence level of the mineralized zones defined in the Trixie MRE.
  The T2 structure continues to intersect high-grade mineralization including 53.27 g/t Au and 90.24 g/t Ag over 2.44 m in hole TUG-625-037 and 30.80 g/t Au and 114.00 g/t Ag over 2.26 m in hole TUG-625-100 (see Figure 3).
  The T4 stockwork zone returned several anomalous intervals, displaying both high-grade structures analogous to the T2 structure and wider mineralized zones as seen in hole TUG-625-037 that intersected 20.88 g/t Au and 45.08 g/t Ag over 5.64 m and 42.00 g/t Au and 60.40 g/t Ag over 0.76 m (including 154.00 g/t Au and 397.00 g/t Ag over 0.46 m).

EXPLORATION NEXT STEPS

  The Company currently has two underground diamond drill rigs in operation at Trixie conducting exploration activities.
  Follow up exploration targets include drill testing of the contact beneath the Ophir Shale cap rock, where mineralization appears to be concentrated, as well as testing the 75-85 structure at depth.
  In 2022, the Company completed 28 surface reverse circulation ("RC") drill holes near Trixie totalling approximately 8,753 m (28,718 ft.) and 66 underground DD holes in the 625 level at Trixie totalling approximately 2,985 m (9,796 ft.). To date, assays have been received for 8 RC drill holes and 64 DD holes.

About Trixie

The Trixie test mine is one of several gold and base metal targets within the larger Tintic Project consisting of >17,000 acres of patented mining claims and mineral leases within the historic East Tintic Mining District of Central Utah, U.S.A. The T2 and T4 structures at Trixie show multi-ounce gold grades associated with high sulphidation epithermal mineralization, structurally controlled and hosted within quartzites. The T2 structure mineralization consists of native Au, and rare Au-Ag – rich telluride minerals with quartz. The T4 is a mineralized stockwork zone is located in the hanging wall of the T2 and is comprised of Au-Ag rich mineralization in host rock quartzite with quartz-barite-sulphosalt stockwork veining. Mineralization reports consistent multi-ounce gold grades along the entire strike length.

Information relating to the Tintic Project and the Trixie MRE is supported by the technical report titled "NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America", dated January 27, 2023 (with an effective date of January 10, 2023) prepared for the Company by independent representatives of Micon International Limited (the "Tintic Technical Report"). Reference should be made to the full text of the Tintic Technical Report, which was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is available electronically on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Figure 1: Trixie Project Area
https://www.globenewswire.com/NewsRoom/AttachmentNg/c42b6f1f-0208-4e7b-b758-ac468d78fff0

Figure 2: Drill Plan Map
https://www.globenewswire.com/NewsRoom/AttachmentNg/9c8d0ca9-e6c4-4305-ac93-d12381686446

Figure 3: Cross Section of Underground Drilling at 625 L at Trixie
https://www.globenewswire.com/NewsRoom/AttachmentNg/477fe43a-4468-4b73-9bf7-43c053ad2772

Table 1: Drilling Length Weighted Assay Composites at Trixie

		METRIC					IMPERIAL
Hole ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Depth from (ft.)	Depth to (ft.)	Length (ft.)	Au (oz/t)	Ag (oz/t)	Comments
TUG-625-034		2.23	2.74	0.52	128.50	220.00	7.30	9.00	1.70	3.75	6.42	T4
TUG-625-034		16.61	20.57	3.96	17.63	175.81	54.50	67.50	13.00	0.51	5.13	T4
TUG-625-034		25.76	31.55	5.79	7.51	50.19	84.50	103.50	19.00	0.22	1.46	T4
TUG-625-034	Including	26.37	28.04	1.68	9.99	17.25	86.50	92.00	5.50	0.29	0.50	T4
TUG-625-034	and	30.48	31.55	1.07	22.90	234.00	100.00	103.50	3.50	0.67	6.83	T4
TUG-625-034		33.83	34.44	0.61	7.59	99.00	111.00	113.00	2.00	0.22	2.89	T4
TUG-625-036		0.91	4.27	3.35	36.81	30.89	3.00	14.00	11.00	1.07	0.90	T4
TUG-625-036	Including	0.91	1.83	0.91	32.10	38.30	3.00	6.00	3.00	0.94	1.12	T4
TUG-625-036	and	1.83	2.44	0.61	134.50	65.00	6.00	8.00	2.00	3.92	1.90	T4
TUG-625-037		1.37	7.01	5.64	20.88	45.08	4.50	23.00	18.50	0.61	1.31	T4
TUG-625-037	Including	2.13	2.65	0.52	10.70	23.00	7.00	8.70	1.70	0.31	0.67	T4
TUG-625-037	and	5.18	5.94	0.76	42.00	60.40	17.00	19.50	2.50	1.23	1.76	T4
TUG-625-037	and	6.55	7.01	0.46	154.00	397.00	21.50	23.00	1.50	4.49	11.58	T4
TUG-625-037		9.60	12.04	2.44	53.27	90.24	31.50	39.50	8.00	1.55	2.63	T2
TUG-625-037	Including	10.52	11.43	0.91	105.50	177.00	34.50	37.50	3.00	3.08	5.16	T2
TUG-625-037	and	11.43	12.04	0.61	44.60	75.30	37.50	39.50	2.00	1.30	2.20	T2
TUG-625-037		18.99	19.51	0.52	4.67	10.90	62.30	64.00	1.70	0.14	0.32	T2 FW
TUG-625-071		35.87	37.34	1.46	2.26	7.27	117.70	122.50	4.80	0.07	0.21	T4
TUG-625-082		2.74	4.11	1.37	14.27	66.52	9.00	13.50	4.50	0.42	1.94	T4
TUG-625-082	Including	3.66	4.11	0.46	37.10	81.30	12.00	13.50	1.50	1.08	2.37	T4
TUG-625-082		6.71	7.16	0.46	9.07	72.60	22.00	23.50	1.50	0.26	2.12	T4
TUG-625-082		10.97	11.43	0.46	16.45	18.45	36.00	37.50	1.50	0.48	0.54	T4
TUG-625-085		2.16	2.90	0.73	84.40	301.00	7.10	9.50	2.40	2.46	8.78	T4
TUG-625-085		23.47	25.91	2.44	15.61	163.56	77.00	85.00	8.00	0.46	4.77	T4
TUG-625-085		24.38	25.15	0.76	32.20	283.00	80.00	82.50	2.50	0.94	8.25	T4
TUG-625-085		28.04	29.11	1.07	3.46	48.80	92.00	95.50	3.50	0.10	1.42	T4
TUG-625-094		1.52	2.83	1.31	26.70	104.00	5.00	9.30	4.30	0.78	3.03	T4
TUG-625-094		17.37	21.34	3.96	10.78	38.15	57.00	70.00	13.00	0.31	1.11	T2
TUG-625-094	Including	19.20	19.96	0.76	25.70	64.20	63.00	65.50	2.50	0.75	1.87	T2
TUG-625-094		30.78	31.55	0.76	57.50	246.00	101.00	103.50	2.50	1.68	7.18	T2 Footwall
TUG-625-100		2.13	5.82	3.69	20.47		7.00	19.10	12.10	0.60	0.00	T4
TUG-625-100	Including	3.66	4.11	0.46	34.00	94.70	12.00	13.50	1.50	0.99	2.76	T4
TUG-625-100	and	5.18	5.82	0.64	78.80	106.00	17.00	19.10	2.10	2.30	3.09	T4
TUG-625-100		11.13	12.50	1.37	42.10	69.90	36.50	41.00	4.50	1.23	2.04	T4
TUG-625-100		16.92	21.46	4.54	16.86	60.26	55.50	70.40	14.90	0.49	1.76	T2
TUG-625-100		19.20	21.46	2.26	30.80	114.00	63.00	70.40	7.40	0.90	3.33	T2

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Maggie Layman, P.Geo., Vice President, Exploration of Osisko Development, and a "qualified person" within the meaning of NI 43-101.

Quality Assurance (QA) – Quality Control (QC)

True width determination is estimated to be approximately 0.3 m to 2.4 m (1 to 8 ft.) wide for the T2 structure and approximately 3 m to 25 m (10 to 80 ft.) for the T4 mineralized stockwork zone located in the hanging wall of the T2 structure. All drill core and exploration samples are dispatched to ALS Laboratory for offsite sample preparation and analysis. Samples are assigned a unique sample ID. All geological and sampling information is entered into Datamine Fusion database. Core is sawn in half and half are sampled. Certified standards and blanks inserted into all sample dispatches. Samples are collected by Old Dominion Transportation and dispatched to ALS Laboratory in Reno, NV. Sample submission forms accompany the samples, and digital copies emailed to ALS.

All sample preparation is completed by ALS, including crushing and pulverizing (Prep31) of samples. Analytical assays include gold and silver by fire assay of 50 g sample with AAS finish (Au-AA26), over limits by gravimetric analysis (Au-Grav22). Multi element analysis is by four acid digest (ME-MS61). The pulps are returned to Osisko Development and coarse rejects are disposed after 90 days. Assays are reported to Osisko Development, and then loaded into Datamine Fusion, QA/QC samples are checked, and assays merged with sample information for future reporting.

About Osisko Development Corp.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central BC, Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, please contact Osisko Development Corp.:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTIONARY STATEMENTS

Cautionary Statement Regarding Test Mining Without Feasibility Study

The Company cautions that the decision to commence small-scale underground mining activities and batch vat leaching at the Trixie test mine has been made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. Small scale test-mining at Trixie was suspended in December 2022, if and when test mining re-commences there is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Trixie after closing, the Company will not be basing its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability. The Company cautions that mining at Trixie could be suspended at any time.

Cautionary Statement to U.S. Investors

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Technical Reports, the Financial Statements, MD&A and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Technical Reports, the Financial Statements, MD&A and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission ("SEC").

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; future mining activities; the unique mineralization at Trixie; the potential of high grade gold mineralization on Trixie; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling) to accurately predict mineralization; the ability to generate additional drill targets; the ability of management to understand the geology and potential of Trixie; the ability of the Company to expand mineral resources beyond current mineral resource estimates at Trixie; the timing and ability of the Company to complete upgrades to the Trixie MRE (or any subsequent MRE) (if at all); the timing and resumption of test mining activities at Trixie; the information and the scope of the contemplated Trixie MRE (and any subsequent MRE); the impact of the Trixie MRE; the ability of the Company to complete its exploration objectives in 2023 in the timing contemplated (if at all); the ongoing advancement of the Trixie decline; the deposit remaining open for expansion at depth and down plunge; the ability to realize upon any mineralization in a manner that is economic; as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, the ability of exploration (including drilling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at Tintic; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability to expand operations or complete further exploration activities, including drilling; property and stream interests in the Tintic Project; the ability of the Company to obtain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2022, as well as the Financial Statements and MD&A for the year ended December 31, 2022, which have been filed on SEDAR (www.sedar.com) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.